Exhibit 4.4

WARRANT AMENDMENT AGREEMENT

This Warrant Amendment Agreement (the “Agreement”) is made as of October 23, 2023 by and between Jet.AI, Inc., a Delaware corporation (the “Company” or the “Issuer”), and GEM Yield Bahamas Limited (“GYBL”) of that certain Warrant to Purchase Shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of the Company (the “Warrant”), originally issued by the Company on August 10, 2023.

RECITALS

WHEREAS, the Company, GYBL and certain of its affiliates are parties to that certain Share Purchase Agreement, dated as of August 4, 2022, pursuant to which, among other things, the Company issued to GYBL the Warrant, exercisable by the Holder for up to 2,179,447 shares of Common Stock;

WHEREAS, GYBL is as of the date hereof the sole Holder of the Warrant;

WHEREAS, Section 10 of the Warrant provides that any term, covenant, agreement or condition in the Warrant may be amended, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively), by a written instrument or written instruments executed by the Issuer and the Holder;

WHEREAS, the Company and GYBL, as Holder, wish to enter into this Agreement to amend certain provisions of the Warrant as and to the extent set forth below and to have such amendment be retroactively effective as of August 10, 2023.

AGREEMENT

NOW, THEREFORE, IT IS RESOLVED, in consideration of mutual covenants herein contained and other good and valuable consideration, the mutual receipt and legal sufficiency of which are hereby acknowledged, the undersigned hereby agree as follows:

1.	Definitions. Capitalized terms used in herein and not otherwise defined shall have the respective meanings given them in the Warrant.

2.	Amendment of Section 1. The parties hereto agree to amend the Warrant to replace Section 1 in its entirety with the following:

“1. Term. Subject to any outstanding and unrevoked notice provided pursuant to Section 2(a)(ii), the Holder may exercise this Warrant for a period which shall commence on the Public Listing Date, and shall expire at 6:00 p.m., Eastern Time, on the date that is the third anniversary of the Public Listing Date (such period being the “Term”).”

3.	Amendment of Section 2(a). The parties hereto agree to amend the Warrant to replace Section 2(a) in its entirety with the following:

“(a) Time of Exercise.

(i)	The purchase rights represented by this Warrant may be exercised in whole or in part during the Term, subject to the provisions of Section 2(a)(ii).

(ii)	Any Holder may provide written notice (the “Limit Notice”) to the Company electing to be subject to the provisions contained in this Section 2(a)(ii); provided, that no Holder shall be subject to this Section 2(a)(ii) unless such Holder makes such election and such election has not been revoked. If the election is made by a Holder by providing a Limit Notice to the Company, the Company shall not effect the exercise of the Holder’s Warrant, and such Holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Company’s actual knowledge, would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such person and its affiliates shall include the number of Common Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Common Shares that would be issuable upon exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates; and shall otherwise be calculated in accordance with Section 13(d) of the Exchange Act. The Holder of a Warrant may revoke its Limit Notice then in effect by providing written notice (“Revocation Notice”) to the Company of such revocation; provided, however, that any such revocation shall not be effective until the sixty-first (61st) day after such Revocation Notice notice is delivered to the Company.”

4.	Other Provisions.

(a)	Pursuant to Section 10 of the Warrant, this Agreement and the amendment of the Warrant is deemed to be effective as of August 10, 2023.

(b)	This Agreement evidences a written agreement, executed by both parties, to effect the amendment of the Warrant. All other provisions of the Warrant remain in full force and effect.

(c)	This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument and shall become effective when counterparts have been signed by each party and delivered to the other Parties hereto, it being understood that all Parties need not sign the same counterpart.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized officer as of the date first above written.

JET.AI, INC.

By:	/s/ Michael Winston
Name:	Michael Winston CFA
Title:	Executive Chairman and Interim Chief Executive Officer

GEM YIELD BAHAMAS LTD.

By:	/s/ Christopher F. Brown
Name:	Christopher F. Brown
Title:	Director